10 3/24

SECURI 06005966 MISSION

AB 3/23/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Driehaus Securities LLC

(DBA) Driehaus Securities Corporation

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie Street
(No. and Street)

Chicago	Illinois	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Cahoon (312) 587-3800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 5/15/06

OATH OR AFFIRMATION

I, Michelle L. Cahoon, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Driehaus Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michelle L Cahoon
Signature
Vice President and Treasurer

Janet L McWilliams
Notary Public

OFFICIAL SEAL
JANET L MCWILLIAMS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 08-29-06

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplement Report.
( ) (n) Supplemental Report of Independent Registered Public Accounting Firm on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Driehaus Securities Corporation
(A Delaware S-Corporation)
December 31, 2005

Driehaus Securities Corporation
(A Delaware S-Corporation)

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

The Shareholder
Driehaus Securities Corporation

We have audited the accompanying statement of financial condition of Driehaus Securities Corporation (a Delaware S-Corporation) (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities Corporation at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 13, 2006

DRIEHAUS SECURITIES CORPORATION
(A Delaware S-Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS:	
Cash and cash equivalents	$ 17,469,338
Cash deposited in a special reserve account for the exclusive benefit of customers	1,038,820
Receivables from and deposits with clearing broker	1,828,315
Fixed assets (net of accumulated depreciation of $6,272,806)	11,521,931
Other	687,452
Total assets	$ 32,545,856
LIABILITIES AND SHAREHOLDER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 946,863
Commission rebates payable	672,655
State replacement taxes payable	183,313
Real estate taxes payable	161,000
Due to affiliates	1,183,224
Other	4,638
	3,151,693
Subordinated borrowing	5,000,000
SHAREHOLDER'S EQUITY:	
Common stock:	
Class A ($0 par; 1,000 shares authorized, issued, and outstanding)	1
Class B ($0 par; 9,000 shares authorized, issued, and outstanding)	
Additional paid-in capital	3,909,999
Retained earnings	20,484,163
Total shareholder's equity	24,394,163
Total liabilities and shareholder's equity	$ 32,545,856

See accompanying notes.

DRIEHAUS SECURITIES CORPORATION
(A Delaware S-Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Driehaus Securities Corporation (the Company) is a Delaware S-Corporation organized on June 22, 1979. The Company is a registered broker-dealer that introduces and clears domestic transactions on a fully disclosed basis through another broker-dealer. The Company primarily provides brokerage services to its shareholder, affiliated entities, and customers of affiliated entities. The customers of affiliated entities are primarily individuals, trusts, and pension plans. Until December 21, 2005, the Company was also the sole owner of TNC Corporation (TNC), which owns an aircraft and provides flight charter services.

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

a. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

b. Cash equivalents consist of money market funds and short-term, highly liquid investments having a maturity of 90 days or less at the time of purchase.

c. The cash included in the special reserve account is segregated for the exclusive benefit of customers pursuant to Securities and Exchange Commission (the SEC) Rule 15c3-3.

d. The receivables from and deposits with clearing broker are recorded net of fees and applicable transaction costs.

e. Fixed assets include software, equipment, furniture and fixtures, land improvements, building and improvements, and land. Fixed assets, other than land, are recorded at cost and depreciated over the useful lives of the assets. Land is a nondepreciable fixed asset.

f. The financial instruments of the Company are reported on the statement of financial condition at market or fair values or at carrying amounts that approximate fair values.

g. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. INCOME TAXES:

The Company is an S-Corporation for federal income tax purposes. Therefore, no provision for federal income taxes has been made because the net income of the Company is not taxable as such for federal income tax purposes, but is included in the income tax return of the individual shareholder.

The Company, however, is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income.

3. FIXED ASSETS:

The estimated useful lives and carrying amounts of fixed assets as of December 31, 2005, are listed below:

Asset Class	Useful Life	Cost	Accumulated Depreciation	Net Book Value
Software	3 years	$246,028	($197,882)	$48,146
Equipment	5 years	2,465,171	(2,413,214)	51,957
Furniture and fixtures	7 years	392,592	(281,765)	110,827
Land improvements	15 years	48,921	(38,809)	10,112
Building & improvements	39 years	12,988,564	(3,341,136)	9,647,428
Land	Nondepreciable	1,653,461	--	1,653,461
Totals		$17,794,737	($6,272,806)	$11,521,931

4. RELATED PARTIES:

Richard H. Driehaus is the chairman of the board, sole director, and sole shareholder of the Company. The Company introduces and clears domestic transactions through another broker-dealer on behalf of its clients. These clients include several investment limited partnerships for which Driehaus Capital Management (USVI) LLC serves as the general partner. Richard H. Driehaus is the chief executive officer and sole member of Driehaus Capital Management (USVI) LLC. Other clients also include the Richard H. Driehaus Foundation, of which Richard H. Driehaus is the president, Driehaus Mutual Funds for which the Company serves as distributor, Driehaus Companies' Profit Sharing Plan and Trust and 401(k) Plan and Trust for which the Company serves as plan sponsor, and Richard H. Driehaus' personal accounts.

Richard H. Driehaus is also the chairman of the board, sole director, and sole shareholder of DCM. DCM, and the Company share facilities, employees, and other administrative services. These shared expenses are allocated between the companies based upon their approximate usage. Rental income is earned by the Company from DCM and another affiliate of the Company. Additional expenses may be paid by the Company and then reimbursed by DCM or vice versa. These related-party allocations and transactions may result in an intercompany receivable or payable, pending reimbursement. At December 31, 2005, there were net payables due to DCM for these expenses totaling $1,165,715.

The Company maintains a profit-sharing plan and 401(k) plan for all eligible employees, as defined. Discretionary contributions to the profit-sharing plan and matching contributions to the 401(k) plan are funded by the Company. These contributions are payable to the Driehaus Companies' Profit Sharing Plan and Trust and the Driehaus Companies' 401(k) Plan and Trust, respectively. These contributions are payable at December 31, 2005.

5. SUBORDINATED BORROWINGS:

The Company has, under a cash subordination agreement approved by the National Association of Securities Dealers Inc., borrowed $5 million from Richard H. Driehaus at an annual interest rate of 4%. The note matures on December 1, 2007.

This subordinated borrowing, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. OFF-BALANCE SHEET CREDIT AND CONCENTRATION OF RISK:

Securities transactions of customers are introduced to and cleared through another broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring various guidelines to be met. Compliance with these guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company invests its excess cash with The Northern Trust Company. This excess cash at various times may include commercial paper with a maturity of 90 days or less of companies with high credit ratings, money market funds, or overnight repurchase agreements. The Company has not experienced losses related to these investments.

7. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l). Under the Rule, the Company is required to maintain minimum net capital equal to $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2005, the Company had net capital of $16,838,807, which was $16,588,807 in excess of the required net capital of $250,000.

8. SUBSEQUENT EVENTS:

As of January 1, 2006, Driehaus Capital Management, Inc. and Driehaus Securities Corporation each merged with and changed their names to Driehaus Capital Management LLC and Driehaus Securities LLC, respectively. This is only a change in legal structure, and there is no change in control or business operations of the companies.